SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-7433	dwilliams@stblaw.com

November 25, 2008

Mr. Kevin Woody

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Alto Palermo S.A., Form 20-F for Fiscal Year Ended June 30, 2007
Filed December 27, 2007, File No. 000-30982

Ladies and Gentlemen:

On behalf of Alto Palermo S.A. (APSA) (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated October 31, 2008 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on December 27, 2007, pursuant to the Securities Act of 1934, as amended.

In addition, we are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year Ended June 30, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to our prior comment two. As the auditor’s report does not include an explicit statement that the financial statements were audited, please revise your filing to include an auditor’s report that complies with paragraph 8(b) of AU Section 508.

In response to the Staff’s comment, the Company advises the Staff that the fourth sentence of the PricewaterhouseCoopers report explicitly states “We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).” The statements are identified in the first sentence of their report.

SIMPSON THACHER & BARTLETT LLP Mr. Kevin Woody Securities and Exchange Commission	- 2 -	November 25, 2008

Notes to Consolidated Financial Statements

19. Differences between Argentine GAAP and US GAAP

I. Difference in measurement methods

t) Cumulative effect of the initial application of SAB No. 108, page F-59

2. We note your response to our prior comment four. Please tell us how you considered your history of tenants canceling their leases under the provisions of Law No. 24,808 in your determination that these leases are non-cancelable.

In response to the Staff’s comment, the Company advises the Staff that, as mentioned in its previous response to comment No. 4 of the Staff’s comment letter dated October 10, 2008, the Company considered paragraphs 5(f) and 5(o) of SFAS No. 13 and, based on the factors described therein, determined that its leases must be deemed non-cancelable for purposes of the application of the revenue recognition adjustment. The Company advises the Staff it also considered its history of actual lease cancellations under Law No. 24,808 which allows tenants to cancel their leases for any reason after the first six months of such leases. During the last five years the rate of tenant rescissions under Law No. 24,808 reached a historic low, accounting for approximately 6.74% of all tenants in all of the Company’s shopping centers.

Historically, the reasons why tenants rescinded their leases prior to lease expiration were diverse. However, during the last five years and as further explained below, tenants which rescinded their leases were generally small and insignificant tenants which could not afford to make the expenditures required to do business in the Company’s shopping centers. At inception of a lease, the Company’s tenants must also pay for admission rights averaging approximately US$ 30.000 per tenant for each lease contract they sign and due to original lease terms generally ranging from 3 to 10 years (although the majority of leases do not mature after 5 years). The Company believes that the “upfront” cost of admission rights reduces significantly the probability of rescissions prior to lease expiration.

In addition, as indicated in the Company’s previous response to comment No. 4 of the Staff´s comment letter dated October 10, 2008, in addition to monthly rent and other costs such as admission rights, tenants must incur significant expenditures for renovation and maintenance of their leased premises to conform to the overall image of the Company’s shopping centers. The Company´s policy has been to lease commercial space to well known national and international premium retailers due to the factors described in its previous response, mainly the location of the Company´s properties. Generally these larger tenants have been able to incur those expenditures. However, in certain occasions some small or “filler” tenants who could not afford the level of required expenditure had no alternative but to rescind their leases prior to lease expiration under Law No. 24,808. In order to optimize its tenant mix, the Company tries to minimize its tenant rotation so as to maintain well known national and international premium retailers.

SIMPSON THACHER & BARTLETT LLP Mr. Kevin Woody Securities and Exchange Commission	- 3 -	November 25, 2008

The Company advises the Staff that in the last five years the percentage of its tenants which rescinded their leases under Law No. 24,808 were not significant to its operations quantitatively and qualitatively, as follows:

(a)	The percentage of tenants which rescinded their leases in the last five years represented approximately 0.6% of the Company’s total revenue; and

(b)	The Company’s tenants which rescinded their leases during the last five years were not large and well-known retail chains but instead were smaller retailers which did not have a significant presence in the Company’s shopping centers.

For all of the above reasons, the Company believes that the percentage of tenants´ rescission is not a significant factor for purposes of the determination of non-cancelability of leases.

General

3. Within your next response, please provide to us the management representations requested at the end of our September 9, 2008 letter; these representations should be on the registrant’s letterhead and signed by a representative of the registrant.

In response to the Staff’s comment, the Company is providing herewith, on its letterhead, the requested management representations.

Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

David L. Williams

cc:	Gabriel Blasi

Esteban Grinberg

Maria Marta Anzizar

Eduardo Loiacono

November 25, 2008

Mr. Kevin Woody

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Alto Palermo S.A., Form 20-F for Fiscal Year Ended June 30, 2007
Filed December 27, 2007, File No. 000-30982

Ladies and Gentlemen:

In response to the third comment set forth in the Commission’s staff’s comment letter dated October 31, 2008 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of Alto Palermo S.A. (APSA) (the “Company”), originally submitted on December 27, 2007, pursuant to the Securities Act of 1933, as amended, the Company confirms its acknowledgment, in connection with its responses to the comment letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets